                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3

                            FACTORY 2-U STORES, INC.
                                (Name of Issuer)

                           --------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    306889403
                                 (Cusip Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                  MAY 15, 2000
                               SEPTEMBER 15, 2000
                                 MARCH 14, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP No. 306889403                    13D               Page 2 of 15 Pages
--------------------------------------------------------------------------------

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THREE CITIES FUND II, L.P.

--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCES OF FUNDS

             OO (Partner Contributions)

--------------------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

--------------------------------------------------------------------------------

                           7.     SOLE VOTING POWER

                                  0

                           -----------------------------------------------------

 NUMBER OF                 8.     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      1,383,914
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING
PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                  0

                           -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                  1,383,914

--------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,383,914

--------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [ ]

--------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.8%

--------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

             PN (Partnership)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 306889403                    13D               Page 3 of 15 Pages
--------------------------------------------------------------------------------

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             TCR ASSOCIATES, L.P.

--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCES OF FUNDS

             NOT APPLICABLE

--------------------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

--------------------------------------------------------------------------------

                           7.     SOLE VOTING POWER

                                  0

                           -----------------------------------------------------

  NUMBER OF                8.     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      1,383,914
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING
PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                  0

                           -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                  1,383,914

--------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,383,914

--------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [ ]

--------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.8%

--------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

             PN (Partnership)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 306889403                    13D               Page 4 of 15 Pages
--------------------------------------------------------------------------------

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             WILLEM F.P. DE VOGEL

--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCES OF FUNDS

             NOT APPLICABLE

--------------------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             KINGDOM OF THE NETHERLANDS

--------------------------------------------------------------------------------

                           7.     SOLE VOTING POWER

                                  0

                           -----------------------------------------------------

  NUMBER OF                8.     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      1,383,914
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING
PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                  0

                           -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                  1,383,914

--------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,383,914

--------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [ ]

--------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.8%

--------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

             IN (Individual)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 306889403                    13D               Page 5 of 15 Pages
--------------------------------------------------------------------------------

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THOMAS G. WELD

--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCES OF FUNDS

             NOT APPLICABLE

--------------------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                           7.     SOLE VOTING POWER

                                  0

                           -----------------------------------------------------

  NUMBER OF                8.     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      1,383,914
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING
PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                  0

                           -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                  1,383,914

--------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,383,914

--------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [ ]

--------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.8%

--------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

             IN (Individual)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 306889403                    13D               Page 6 of 15 Pages
--------------------------------------------------------------------------------

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THREE CITIES OFFSHORE II C.V.

--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCES OF FUNDS

             OO (Partner Contributions)

--------------------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NETHERLANDS ANTILLES

--------------------------------------------------------------------------------

                           7.     SOLE VOTING POWER

                                  0

                           -----------------------------------------------------

  NUMBER OF                8.     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      2,340,020
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING
PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                  0

                           -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                  2,340,020

--------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,340,020

--------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [ ]

--------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.8%

--------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

             PN (Partnership)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 306889403                    13D               Page 7 of 15 Pages
--------------------------------------------------------------------------------

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             TCR OFFSHORE ASSOCIATES, L.P.

--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCES OF FUNDS

             NOT APPLICABLE

--------------------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

--------------------------------------------------------------------------------

                           7.     SOLE VOTING POWER

                                  0

                           -----------------------------------------------------

  NUMBER OF                8.     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      2,340,020
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING
PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                  0

                           -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                  2,340,020

--------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,340,020

--------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [ ]

--------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.8%

--------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

             PN (Partnership)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 306889403                    13D               Page 8 of 15 Pages
--------------------------------------------------------------------------------

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             J. WILLIAM UHRIG

--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCES OF FUNDS

             NOT APPLICABLE

--------------------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                           7.     SOLE VOTING POWER

                                  0

                           -----------------------------------------------------

  NUMBER OF                8.     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      2,340,020
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING
PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                  0

                           -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                  2,340,020

--------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,340,020

--------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [ ]

--------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.8%

--------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

             IN (Individual)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 306889403                    13D               Page 9 of 15 Pages
--------------------------------------------------------------------------------

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THREE CITIES RESEARCH, INC.

--------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------

    3.       SEC USE ONLY

--------------------------------------------------------------------------------

    4.       SOURCES OF FUNDS

             NOT APPLICABLE

--------------------------------------------------------------------------------

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

--------------------------------------------------------------------------------

                           7.     SOLE VOTING POWER

                                  0

                           -----------------------------------------------------

  NUMBER OF                8.     SHARED VOTING POWER
   SHARES
BENEFICIALLY                      3,723,934
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING
PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                  0

                           -----------------------------------------------------

                           10.    SHARED DISPOSITIVE POWER

                                  3,723,934

--------------------------------------------------------------------------------

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,723,934

--------------------------------------------------------------------------------

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [ ]

--------------------------------------------------------------------------------

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.6%

--------------------------------------------------------------------------------

    14.      TYPE OF REPORTING PERSON

             CO (Corporation)

--------------------------------------------------------------------------------

                        AMENDMENT NO.3 TO SCHEDULE 13DS

         This Amendment No. 3 amends and supplements Schedule 13Ds, filed on January 22, 1997, Amendments No. 1 to those Schedule 13Ds, filed on April 4, 1997 and Amendment No. 2 to those Schedule 13Ds, filed on March 17, 1999.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is amended and restated in its entirety to be as follows:

         (a)-(c) The persons (the "Reporting Persons") filing this statement are Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), TCR Associates, L.P., a Delaware limited partnership (TCR Associates"), Willem F.P. de Vogel, a citizen of the Kingdom of the Netherlands ("Mr. de Vogel"), Thomas
G. Weld, a citizen of the United States of America ("Mr. Weld"), Three Cities Offshore II C.V., a Netherlands Antilles limited partnership ("Offshore II"), TCR Offshore Associates, L.P., a Delaware limited partnership ("TCR Offshore Associates"), J. William Uhrig, a citizen of the United States of America ("Mr. Uhrig"), and Three Cities Research, Inc., a Delaware corporation ("Research"). Fund II and Offshore II are collectively referred to as the "Three Cities Funds."

         FUND II

         Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about TCR Associates, the sole general partner of Fund II, required by Instruction C to Schedule 13D, is set forth below.

         TCR ASSOCIATES

         TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Mr. de Vogel and Mr. Weld, the general partners of TCR Associates, required by Instruction C to Schedule 13D, is set forth below.

         MR. DE VOGEL

         Mr. de Vogel is an individual who is a general partner of TCR Associates. The name, residence or business address, and present principal occupation or employment of Mr. de Vogel is as follows:

                                         Residence or                   Principal Occupation or
      Name                             Business Address                       Employment
      ----                             ----------------                       ----------
Willem F.P. de Vogel            c/o Three Cities Research, Inc.         President and a Director
                                      650 Madison Avenue                     of Research
                                      New York, NY 10022

         MR. WELD

         Mr. Weld is an individual who is a general partner of TCR Associates. The name, residence or business address, and present principal occupation or employment of Mr. Weld is as follows:

                                         Residence or                   Principal Occupation or
     Name                             Business Address                        Employment
     ----                             ----------------                        ----------
Thomas G. Weld                  c/o Three Cities Research, Inc.         Treasurer and a Director
                                      650 Madison Avenue                     of Research
                                      New York, NY 10022

         OFFSHORE II

         Offshore II is a Netherlands Antilles limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCR Offshore Associates, the sole general partner of Offshore II, required by Instruction C to Schedule 13D, is set forth below.

         TCR OFFSHORE ASSOCIATES

         TCR Offshore Associates is a Delaware limited partnership, the principal business of which is serving as the general partner of Offshore II. The principal business address of TCR Offshore Associates, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about J. William Uhrig, the sole general partner of TCR Offshore Associates, required by Instruction C to Schedule 13D, is set forth below.

         MR. UHRIG

         Mr. Uhrig is an individual who is the sole general partner of TCR Offshore Associates. The name, residence or business address, and present principal occupation or employment of Mr. Uhrig is as follows:

                                         Residence or                   Principal Occupation or
     Name                              Business Address                       Employment
     ----                              ----------------                       ----------
J. William Uhrig                c/o Three Cities Research, Inc.         Secretary and a Director
                                       650 Madison Avenue                     of Research
                                       New York, NY 10022

         RESEARCH

         Research is a Delaware corporation that serves as the advisor to the Three Cities Funds and, pursuant to a management agreement with the general partner of each of the Three Cities Funds, Research has voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Three Cities Funds on this Schedule 13D. The principal business address of Research is 650 Madison Avenue, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:

                                         Residence or                   Principal Occupation or
        Name                           Business Address                        Employment
        ----                           ----------------                        ----------
Willem F.P. de Vogel            c/o Three Cities Research, Inc.         President and a Director
                                       650 Madison Avenue                      of Research
                                       New York, NY 10022

  J. William Uhrig              c/o Three Cities Research, Inc.         Secretary and a Director
                                       650 Madison Avenue                       of Research
                                       New York, NY 10022

   Thomas G. Weld               c/o Three Cities Research, Inc.         Treasurer and a Director
                                       650 Madison Avenue                       of Research
                                       New York, NY 10022

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Mr. de Vogel is a citizen of the Kingdom of the Netherlands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding the following:

         The Three Cities Funds used contributions from their respective partners to fund the purchases of shares described in Item 5 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a)

         FUND II

         Fund II may, pursuant to Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to be the beneficial owner of 1,383,914 shares of Common Stock, which constitute approximately 8.8% of the 15,760,289 shares of Common Stock that are outstanding.

         TCR ASSOCIATES

         In its capacity as the sole general partner of Fund II, TCR Associates may, pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 1,383,914 shares of

Common Stock, which constitute approximately 8.8% of the 15,760,289 shares of Common Stock that are outstanding.

         MR. DE VOGEL

         In his capacity as a general partner of TCR Associates, which in turn is the sole general partner of Fund II, Mr. de Vogel may, pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 1,383,914 shares of Common Stock, which constitute approximately 8.8% of the 15,760,289 shares of Common Stock that are outstanding.

         MR. WELD

         In his capacity as a general partner of TCR Associates, which in turn is the sole general partner of Fund II, Mr. Weld may, pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 1,383,914 shares of Common Stock, which constitute approximately 8.8% of the 15,760,289 shares of Common Stock that are outstanding.

         OFFSHORE II

         Offshore II may, pursuant to Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to be the beneficial owner of 2,340,020 shares of Common Stock, which constitute approximately 14.8% of the 15,760,289 shares of Common Stock that are outstanding.

         TCR OFFSHORE ASSOCIATES

         In its capacity as the sole general partner of Offshore II, TCR Offshore Associates may, pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,340,020 shares of Common Stock, which constitute approximately 14.8% of the 15,760,289 shares of Common Stock that are outstanding.

         MR. UHRIG

         In his capacity as the sole general partner of TCR Offshore Associates, which in turn is the sole general partner of Offshore II, Mr.Uhrig may, pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,340,020 shares of Common Stock, which constitute approximately 14.8% of the 15,760,289 shares of Common Stock that are outstanding.

         RESEARCH

         In its capacity as the investment advisor to the Three Cities Funds, with the power to direct voting by both of them and to direct the disposition of assets by both of them, Research may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,723,934 shares of Common Stock, which constitute approximately 23.6% of the 15,760,289 shares of Common Stock that are outstanding.

         (b) Fund II, TCR Associates, Mr. de Vogel and Mr. Weld may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 1,383,914 shares of Common Stock.

         Offshore II, TCR Offshore Associates and Mr. Uhrig may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 2,340,020 shares of Common Stock.

         Research may be deemed to share the power to vote or direct the vote, and to dispose or direct the disposition of, 3,723,934 shares of Common Stock.

         (c) On March 29, 1999, Fund II sold 3,488 shares of Common Stock to Offshore II.

         During May, June and July of 2000, Fund II sold 81,561 shares of Common Stock on the open market and Offshore II sold 137,739 shares of Common Stock on the open market, as follows:

         FUND II

  DATE                             AMOUNT SOLD            PRICE PER SHARE
  ----                             -----------            ---------------
5/15/00                              48,360                 $ 37.5144
5/16/00                               3,720                 $   38.25
5/18/00                              13,020                 $   37.00
7/13/00                              15,235                 $   37.00
7/14/00                               1,226                 $   37.00
                                     ------
 TOTAL                               81,561

         OFFSHORE II

  DATE                            AMOUNT SOLD            PRICE PER SHARE
  ----                            -----------            ---------------
5/15/00                              81,640                $  37.5144
5/16/00                               6,280                $    38.25
5/18/00                              21,980                $    37.00
6/21/00                              14,000                $  39.1496
7/13/00                              11,765                $    37.00
7/14/00                               2,074                $    37.00
                                    -------
 TOTAL                              137,739

         On September 15, 2000, Fund II distributed 278,481 shares of Common Stock to its limited partners and Offshore II distributed 471,296 shares of Common Stock to its limited partners.

         On March 14, 2003, Fund II and Offshore II purchased 240,793 shares of Common Stock and 407,207 shares of Common Stock, respectively, for $2.75 per share in cash, in an equity offering by the Issuer in which a total of 2,515,379 shares of Common Stock were sold.

         Except as described above, none of the persons named in Item 2 purchased any shares of the Company during the 60 days preceding the date of this Schedule 13D.

         (d) Fund II has the right to receive the dividends from, and the proceeds of disposition of, 1,383,914 shares of Common Stock.

         Offshore II has the right to receive the dividends from, and the proceeds of disposition of, 2,340,020 shares of Common Stock.

        Item 7. Exhibits

                Exhibit A-Joint Filing Agreement

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.3 to Schedule 13D is true, complete and correct.

Dated: May 16, 2003
                                               THREE CITIES FUND II, L.P.
                                               By: TCR Associates, L.P.
                                                   Its General Partner

                                               By: /s/ Willem F.P. de Vogel
                                                   --------------------------
                                               Name: Willem F.P. de Vogel
                                               Title: General Partner

                                               TCR ASSOCIATES, L.P.

                                               By: /s/ Willem F.P. de Vogel
                                                   --------------------------
                                               Name: Willem F.P. de Vogel
                                               Title: General Partner

                                               WILLEM F.P. DE VOGEL
                                               /s/ Willem F.P. de Vogel
                                               ------------------------------
                                               THOMAS G. WELD
                                               /s/ Thomas G. Weld
                                               ------------------------------

                                               THREE CITIES OFFSHORE II C.V.
                                               By: TCR Offshore Associates, L.P.
                                                   Its General Partner

                                               By: /s/ J. William Uhrig
                                                   --------------------------
                                               Name: J. William Uhrig
                                               Title: General Partner

                                               TCR OFFSHORE ASSOCIATES, L.P.

                                               By: /s/ J. William Uhrig
                                                   --------------------------
                                               Name: J. William Uhrig
                                               Title: General Partner

                                               J. WILLIAM UHRIG
                                               /s/ J. William Uhrig
                                               ------------------------------
                                               THREE CITIES RESEARCH, INC.

                                               By: /s/ Willem F.P. de Vogel
                                                   --------------------------
                                               Name: Willem F.P. de Vogel
                                               Title: President

                                                                      Exhibit A
                                                                      ---------
                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Factory 2-U Stores, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of May, 2003.

                                            THREE CITIES FUND II, L.P.
                                            By: TCR Associates, L.P.
                                                   Its General Partner

                                            By:/S/ Willem F.P. de Vogel
                                               -------------------------
                                            Name:  Willem F.P. de Vogel
                                            Title:  General Partner

                                            TCR ASSOCIATES, L.P.

                                            By:/S/ Willem F.P. de Vogel
                                               -------------------------
                                            Name:  Willem F.P. de Vogel
                                            Title:  General Partner

                                            WILLEM F.P. DE VOGEL
                                            /S/ Willem F.P. de Vogel
                                            ------------------------

                                            THOMAS G. WELD
                                            /S/ Thomas G. Weld
                                            ------------------------

                                            THREE CITIES OFFSHORE II C.V.
                                            By: TCR Offshore Associates, L.P.
                                                   Its General Partner

                                            By:/S/ J. William Uhrig
                                               ----------------------
                                            Name:  J. William Uhrig
                                            Title: General Partner

                                            TCR OFFSHORE ASSOCIATES, L.P.

                                            By: /S/ J. William Uhrig
                                                ---------------------
                                            Name:   J. William Uhrig
                                            Title: General Partner

                                            J. WILLIAM UHRIG
                                            /S/ J. William Uhrig
                                            -------------------------


                                            THREE CITIES RESEARCH, INC.

                                            By: /S/ Willem F.P. de Vogel
                                                ------------------------
                                            Name:   Willem F.P. de Vogel
                                            Title:  President

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  May 20, 2003

                                             THREE CITIES FUND II, L.P.
                                             By: TCR Associates, L.P.
                                                    Its General Partner

                                             By:/S/ Willem F.P. de Vogel
                                                ------------------------
                                             Name:  Willem F.P. de Vogel
                                             Title:  General Partner

                                             TCR ASSOCIATES, L.P.

                                             By:/S/ Willem F.P. de Vogel
                                                ------------------------
                                             Name:  Willem F.P. de Vogel
                                             Title:  General Partner

                                             WILLEM F.P. DE VOGEL
                                             /S/ Willem F.P. de Vogel
                                             ---------------------------

                                             THOMAS G. WELD
                                             /S/ Thomas G. Weld
                                             ---------------------------

                                             THREE CITIES OFFSHORE II C.V.
                                             By: TCR Offshore Associates, L.P.
                                                    Its General Partner

                                             By:/S/ J. William Uhrig
                                                -----------------------
                                             Name:  J. William Uhrig
                                             Title: General Partner

                                             TCR OFFSHORE ASSOCIATES, L.P.

                                             By:/S/ J. William Uhrig
                                                ------------------------
                                             Name:  J. William Uhrig
                                             Title: General Partner

                                             J. WILLIAM UHRIG
                                             /S/ J. William Uhrig
                                             ---------------------------


                                             THREE CITIES RESEARCH, INC.

                                             By:/S/ Willem F.P. de Vogel
                                                ------------------------
                                             Name:  Willem F.P. de Vogel
                                             Title:  President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David W. Bernstein, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to the Statement on
Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

                                               THREE CITIES FUND II, L.P.
                                               By: TCR Associates, L.P.
                                                      Its General Partner

                                               By:/S/ Willem F.P. de Vogel
                                                  ------------------------
                                               Name:  Willem F.P. de Vogel
                                               Title:  General Partner

                                               TCR ASSOCIATES, L.P.

                                               By:/S/ Willem F.P. de Vogel
                                                  ------------------------
                                               Name:  Willem F.P. de Vogel
                                               Title:  General Partner

                                               WILLEM F.P. DE VOGEL
                                               /S/ Willem F.P. de Vogel
                                               ---------------------------

                                               THOMAS G. WELD
                                               /S/ Thomas G. Weld
                                               ---------------------------

                                               THREE CITIES OFFSHORE II C.V.
                                               By: TCR Offshore Associates, L.P.
                                                      Its General Partner

                                               By:/S/ J. William Uhrig
                                                  ------------------------
                                               Name:  J. William Uhrig
                                               Title: General Partner

                                               TCR OFFSHORE ASSOCIATES, L.P.

                                               By:/S/ J. William Uhrig
                                                  ------------------------
                                               Name:  J. William Uhrig
                                               Title: General Partner

                                               J. WILLIAM UHRIG
                                               /S/ J. William Uhrig
                                               ---------------------------


                                               THREE CITIES RESEARCH, INC.

                                               By:/S/ Willem F.P. de Vogel
                                                  ------------------------
                                               Name:  Willem F.P. de Vogel
Dated:   May 20, 2003                          Title:  President